Exhibit 99.3

REZOLVE AI plc and subsidiaries

Unaudited Pro Forma Condensed Combined Financial Information

Defined terms included below have the same meaning as terms defined and included elsewhere in this Report.

Introduction

As previously disclosed in its Current Reports on Form 6-K furnished with the Securities and Exchange Commission (“SEC”) on March 31, 2025, February 21, 2025, December 1, 2025 and December 5, 2025, Rezolve AI plc (“Rezolve” or “the Company”) completed two acquisitions, as discussed below.

Crownpeak Acquisition

On December 1, 2025, the Company announced the acquisition (the “Crownpeak Acquisition”) of the issued share capital of Crownpeak Intermediate Holdings, Inc.,(“Crownpeak”), pursuant to a sale and purchase agreement (the “Crownpeak Purchase Agreement”) with Crownpeak Technology Holdings, Inc, (the “Crownpeak Seller”).

Crownpeak offers an AI-driven product discovery engine, Fredhopper, and an enterprise content management system, FirstSpirit, to help businesses stay in control, scale fast, and deliver inclusive, accessible digital experiences for their customers.

On December 5, 2025, Rezolve closed the Crownpeak Acquisition.

The initial purchase price for the Crownpeak Acquisition was $90.0 million, subject to certain adjustments as described in the Crownpeak Purchase Agreement. The consideration under the Crownpeak Purchase Agreement is composed of the following to be issued by the Company to the Crownpeak Seller: (i) a promissory note in the initial principal amount of $50,000,000, made up of a $20,000,000 tranche (the “First Loan Note”) and a $30,000,000 tranche (the “Second Loan Note” and together with the First Loan Note, the “Loan Notes”); and (ii) 11,127,780 ordinary shares, nominal value £0.0001 per share (“Ordinary Shares”), of the Company (such shares issued as consideration, the “Consideration Shares”), with an approximate value of $40.0 million based on the 5-day VWAP for the Ordinary Shares.

The Loan Notes will accrue interest at a rate of 10% per annum and are payable in kind or in cash. The First Loan Note matures on April 1, 2027 and the Second Loan Note matures on December 31, 2027. The Company assumed approximately $151.9 million of the aggregate principal amount of outstanding term loans and revolving loans and approximately $1.8 million of accrued and unpaid exit and amendment fees, of which, $50.0 million was paid by the Company at the closing.

The acquisition of Crownpeak was deemed significant under Rule 3-05 and the following separate financial statements for Crownpeak are included elsewhere in this Report:

•
Audited consolidated financial statements of Crownpeak Intermediate Holdings, Inc. and subsidiaries as of and for the years ended January 31, 2025 and 2024
•
Unaudited condensed consolidated financial statements Crownpeak Intermediate Holdings, Inc. and subsidiaries as of, and for the six months ended July 31, 2025 and 2024

The audited consolidated financial statements of Crownpeak Intermediate Holdings, Inc. and subsidiaries as of and for the years ended January 31, 2025 and 2024 and the unaudited condensed consolidated financial statements Crownpeak Intermediate Holdings, Inc. and subsidiaries as of, and for the six months ended July 31, 2025 and 2024 have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

GroupBy Acquisition

On February 11, 2025, the Company entered into a purchase agreement with GroupBy Inc., GroupBy International Ltd., and Fortis Advisors LLC, as the representative of the sellers party thereto (“the GroupBy Sellers”), to acquire the entire issued share capital (the “GroupBy acquisition”) of each of GroupBy Inc., GroupBy International Ltd., GroupBy USA Inc., and GroupBy UK Ltd (together “GroupBy”).

GroupBy is an eCommerce Search and Product Discovery SaaS technology provider that powers some of the largest B2B and B2C brands.

On March 25, 2025, Rezolve closed the GroupBy acquisition. As consideration for the GroupBy acquisition, the Company issued an aggregate of 3,999,902 of its ordinary shares of the Company to the GroupBy Sellers.

The acquisition of GroupBy was deemed significant under Rule 3-05 and the following separate financial statements for GroupBy are incorporated by reference, as noted below:

•
Audited combined consolidated financial statements of GroupBy Group of Companies as of and for the years ended December 31, 2024 and 2023 are incorporated by reference from the Company's Form 20-F (Item 18), filed with the SEC on April 24, 2025
•
Unaudited condensed interim combined consolidated financial statements of GroupBy Group of Companies as of, and for the six months ended June 30, 2025 and 2024 are incorporated by reference from the Company's Form 6-K (Exhibit 99-3), furnished with the SEC on October 1, 2025

The audited combined consolidated financial statements of GroupBy Group of Companies as of and for the years ended December 31, 2024 and 2023 and the unaudited condensed interim combined consolidated financial statements for GroupBy as of and for six months ended June 30, 2025 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations adopted by the International Accounting Standards Board (“IASB”).

Unaudited Pro Forma Condensed Combined Financial Information

The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2024 and the Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2025 give effect to the Crownpeak acquisition and the GroupBy acquisition as if both acquisitions had been completed on January 1, 2024.

The Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2025 gives effect to the Crownpeak acquisition as if it had been completed on June 30, 2025. The assets and liabilities of GroupBy are included in the Company's Unaudited Condensed Combined Consolidated Balance Sheet as of June 30, 2025.

As such, the adjustments reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet will not necessarily reconcile with the adjustments in the Unaudited Pro Forma Condensed Combined Statements of Operations.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations of Rezolve would have been had the Crownpeak acquisition and the GroupBy acquisition occurred on the date noted above, nor are they necessarily indicative of future consolidated results of operations. Future results may vary significantly from the results reflected because of various factors.

The unaudited pro forma condensed combined financial information does not reflect the benefits of potential cost savings or the costs that may be necessary to achieve such savings, opportunities to increase revenue generation or other factors that may result from the Crownpeak acquisition and the GroupBy acquisition and does not attempt to predict or suggest future results.

The unaudited pro forma financial statements have been developed from and should be read in conjunction with the:

•
Audited consolidated financial statements of Rezolve as of, and for the years ended, December 31, 2024 and 2023; incorporated by reference from the Company's Form 20-F (Item 18), filed with the SEC on April 24, 2025;
•
Unaudited condensed combined consolidated financial statements of Rezolve as of, and for the six months ended June 30, 2025; incorporated by reference from the Company's Form 6-K (Exhibit 99-3), furnished with the SEC on October 1, 2025;
•
Audited consolidated financial statements of Crownpeak Intermediate Holdings, Inc. and subsidiaries as of and for the years ended January 31, 2025 and 2024, included elsewhere in this Report;
•
Unaudited condensed consolidated financial statements Crownpeak Intermediate Holdings, Inc. and subsidiaries as of, and for the six months ended July 31, 2025 and 2024, included elsewhere in this Report;
•
Audited combined consolidated financial statements of GroupBy Group of Companies as of and for the years ended December 31, 2024 and 2023; incorporated by reference from the Company's Form 20-F (Item 18), filed with the SEC on April 24, 2025;
•
Unaudited condensed interim combined consolidated financial statements of GroupBy Group of Companies as of, and for the six months ended June 30, 2025 and 2024; incorporated by reference from the Company's Form 6-K (Exhibit 99-3), furnished with the SEC on October 1, 2025;

•
Sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; incorporated by reference from the Company's Form 20-F (Item 5), filed with the SEC on April 24, 2025;
•
Sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; incorporated by reference from the Company's Form 6-K (Exhibit 99-2), furnished with the SEC on October 1, 2025;

REZOLVE AI plc AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

					Transaction adjustments
	Rezolve AI plc and Subsidiaries (Historical Year ended December 31, 2024)	GroupBy (Historical Year ended December 31, 2024)	Crownpeak (Historical Year ended January 31, 2025)		GroupBy		Crownpeak		Pro Forma Combined

Revenue	$2,013,567	$18,890,934	$73,903,575		—		—		$94,808,076
Operating expenses
Cost of revenue	192,829	11,874,137	26,202,562		—		—		38,269,528
Sales and marketing expense	6,684,870	4,906,824	14,233,367	O	—		—		25,825,061
General and administrative expenses	133,174,891	9,625,178	35,585,653	O	112,554	A	—		178,498,276
Other operating expenses	255,412	—	—		—		—		255,412
Depreciation and amortization expenses	226,305	200,370	6,704,020		5,029,614	A,B	9,057,687	H	21,217,996
Total operating expenses	140,534,307	26,606,509	82,725,602		5,142,168		9,057,687		264,066,273

Operating loss	(138,520,740)	(7,715,575)	(8,822,027)		(5,142,168)		(9,057,687)		(169,258,197)
Other (expense) income
Interest (expense)/income	(10,645,464)	(1,152,396)	(16,744,512)		1,173,596	A,C	1,881,491	I,J	(25,487,285)
Gain/(loss) on derivatives	19,001,681	—	—		—		—		19,001,681
Gain/(loss) on extinguishment	(44,332,819)	—	—		(5,072,086)	D,F,G	—		(49,404,905)
Other non-operating income (expense), net	1,289,944	(31,362)	1,044,564		(1,661,844)	D,E	(9,329,566)	K,L	(8,688,264)
Total other (expenses) / income, net	(34,686,658)	(1,183,758)	(15,699,948)		(5,560,334)		(7,448,075)		(64,578,773)
Income (loss) before taxes	(173,207,398)	(8,899,333)	(24,521,975)		(10,702,502)		(16,505,762)		(233,836,970)
Income tax expense	(243,735)	(33,524)	(655,014)		—		(13,707,369)	M	(14,639,642)
Net (loss) income	$(173,451,133)	$(8,932,857)	$(25,176,989)		$(10,702,502)		$(30,213,131)		$(248,476,612)
Earnings Per Share	(1.1)	—	—						(1.4)
Basic and diluted weighted average shares outstanding	162,855,146	—	—						183,839,971	N

See accompanying notes to the unaudited pro forma condensed combined financial information.

REZOLVE AI plc AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

			Transaction Accounting Adjustments
	Rezolve AI plc and Subsidiaries (Historical as of June 30, 2025)	Crown Peak (Historical as of July 31, 2025)	Purchase Price Allocation		Debt		Pro Forma Combined

Assets
Current assets
Cash and cash equivalents	$9,857,390	$7,342,732	—		$(58,048,925)	R,S	$(40,848,803)
Accounts receivable, net	1,591,806	6,387,693	—		—		7,979,499
Prepaid expenses and other current assets	5,424,280	3,281,475	—		—		8,705,755
Other receivable	5,710,714	—	—		—		5,710,714
Deferred commissions, current	—	1,559,813	—		—		1,559,813
Total current assets	22,584,190	18,571,713	—		(58,048,925)		(16,893,022)
Non-current assets
Property and equipment, net	117,975	189,364	1,057,576	P	—		1,364,915
Intangible assets	47,104,816	48,079,888	43,033,011	P	—		138,217,715
Goodwill	6,189,901	109,549,108	76,270,436	Q	—		192,009,445
Right of use assets	2,294,862	1,427,106	—		—		3,721,968
Deferred tax asset	412,569	-	—		—		412,569
Deferred commissions, current	—	3,667,953	—		—		3,667,953
Other non-current assets	1,397,679	204,365	—		—		1,602,044
Total non-current assets	57,517,802	163,117,784	120,361,023		—		340,996,609
Total assets	$80,101,992	$181,689,497	$120,361,023		$(58,048,925)		$324,103,587
Liabilities and Equity
Current liabilities
Accounts payable	$23,035,142	6,270,347	—		—		29,305,489
Accrued expenses and other payables	15,680,098	14,791,658	—		—		30,471,756
Short term debt, net of issuance costs	28,745,993	135,804,243	—		(48,242,525)	R	116,307,711
Revolving line of credit	—	7,500,000	—		(7,500,000)	S	—
Short term convertible debt	111,837	—	—		—		111,837
Short term convertible debt to related party	108,047	—	—		—		108,047
Convertible promissory notes	538,524	—	—		—		538,524
Share-based payment liability	1,400,000	—	—		—		1,400,000
Advisors loans	3,865,447	—	—		—		3,865,447
Derivative liabilities	1,513,430	—	—		—		1,513,430
Deferred revenue	16,016,292	24,909,265	—		—		40,925,557
Lease liabilities, current portion	1,452,755	580,923	—		—		2,033,678
Income taxes payable	482,882	—	—		—		482,882
Other current liabilities	695,517	—	—		—		695,517
Total current liabilities	93,645,964	189,856,436	—		(55,742,525)		227,759,875
Non-current liabilities
Long term debt	121,140	—	—		—		121,140
Lease liabilities, non-current portion	610,146	846,139	—		—		1,456,285
Deferred tax liabilities		7,640,576	13,707,369	U	—		21,347,945
Other non-current liabilities	14,561	—	—		—		14,561
Loan notes	—	—	50,000,000	T	—		50,000,000
Total non-current liabilities	745,847	8,486,715	63,707,369		—		72,939,931
Total liabilities	$94,391,811	$198,343,151	$63,707,369		$(55,742,525)		$300,699,806

Stockholders' Equity:
Ordinary shares, £0.0001 nominal value 259,066,638 shares issued and outstanding as of June 30, 2025 (Rezolve)	33,394	—	1,480	V	—		34,874
Ordinary shares, $0.001 par value 100 shares issued and outstanding as of July 31, 2025 (CrownPeak)	—	—	—		—		—
Additional paid-in capital (Rezolve)	302,123,036	—	39,998,520	V	—		342,121,556
Additional paid-in capital (CrownPeak)	—	135,641,000	(135,641,000)	W	—		—
Share subscription receivable	(2,108)	—	—		—		(2,108)
Accumulated deficit (Rezolve)	(316,062,263)	—	—		—		(316,062,263)
Accumulated deficit (CrownPeak)	—	(155,321,017)	155,321,017	W	(2,306,400)	K	(2,306,400)
Accumulated other comprehensive loss	(381,878)	3,026,363	(3,026,363)	W	—		(381,878)
Total shareholders' equity (deficit)	$(14,289,819)	$(16,653,654)	$56,653,654		$(2,306,400)		$23,403,781
Total liabilities and stockholders’ deficit	$80,101,992	$181,689,497	$120,361,023		$(58,048,925)		$324,103,587

See accompanying notes to the unaudited pro forma condensed combined financial information.

REZOLVE AI plc AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

					Transaction adjustments
	Rezolve AI plc and Subsidiaries (Six months ended June 30, 2025)	GroupBy (January 1, 2025 to March 25, 2025)	Crownpeak (Six months ended July 31, 2025)		GroupBy		Crownpeak		Pro Forma Combined

Revenue	$6,316,950	$4,373,387	$35,852,639		—		—		$46,542,976
Operating expenses
Cost of revenue	276,049	150	12,245,638		—		—		12,521,837
Sales and marketing expense	3,619,675	778,133	6,063,323	O	—		—		10,461,131
General and administrative expenses	33,263,730	5,219,022	13,616,750	O	—		—		52,099,502
Other operating expenses	31,236	—	—		—		—		31,236
Depreciation and amortization expenses	1,550,777	—	3,452,370		1,178,257	X	4,372,548	AA	10,553,952
Total operating expenses	38,741,467	5,997,305	35,378,081		1,178,257		4,372,548		85,667,658

Operating loss	(32,424,517)	(1,623,918)	474,558		(1,178,257)		(4,372,548)		(39,124,682)
Other (expense) income									—
Interest expense	(2,109,570)	(264,509)	(9,200,968)		262,333	Y	1,094,992	BB,CC	(10,217,722)
Loss on derivatives	(1,521,136)	—	—		—		—		(1,521,136)
(Loss)/gain on extinguishment	(27,183,375)	719,526	—		(719,526)	Z	—		(27,183,375)
Gain on revaluation of financial asset	5,710,714	—	—		—		—		5,710,714
Other non-operating income (expense), net	169,613	—	(3,312,303)		—		—		(3,142,690)
Total other (expenses) / income, net	(24,933,754)	455,017	(12,513,271)		(457,193)		1,094,992		(36,354,209)
Income (loss) before taxes	(57,358,271)	(1,168,901)	(12,038,713)		(1,635,450)		(3,277,556)		(75,478,891)
Income tax expense	(494,247)	—	(740,304)		—		—		(1,234,551)
Net (loss) income	$(57,852,518)	$(1,168,901)	$(12,779,017)		$(1,635,450)		$(3,277,556)		$(76,713,442)
Earnings Per Share	(0.2)	—	—		—				(0.3)	DD
Basic and diluted weighted average shares outstanding	233,521,905	—	—		—		—		244,649,685

See accompanying notes to the unaudited pro forma condensed combined financial information.

REZOLVE AI LIMITED AND SUBSIDIARIES NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1—Basis of Presentation

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

As previously disclosed in its unaudited condensed combined consolidated financial statements as of and for the six months ended June 30, 2025 included in its Current Report on Form 6-K furnished with the SEC on October 1, 2025, on February 4, 2025, the Company entered into a purchase agreement with DBLP Sea Cow Ltd (“DBLP”), to acquire the entire issued and to be issued share capital of each of Bluedot Industries, Inc. and Bluedot Industries Pty. Ltd, together “Bluedot Industries”. DBLP is a related party and is wholly legally owned by Daniel Wagner, a director of DBLP and the Company. Prior to his death, DBLP was beneficially owned by John Wagner, a former director of Rezolve. On February 20, 2025, the Company closed the Bluedot Industries acquisition and issued ordinary shares as consideration to DBLP. The Bluedot Industries acquisition was accounted for as a transfer of entities under common control and all periods presented reflect the financial position and results of operations of these entities as if they had been combined as of the beginning of the period. Therefore, the Company’s historical consolidated statements of operations for the year ended December 31, 2024 and for the six months ended June 30, 2025, used in the pro forma condensed combined financial information, have been retrospectively adjusted to furnish information as if the two companies (Rezolve and Bluedot Industries) had been combined from the beginning of the comparative period, as the entities were under common control for the entire comparative period.

The Company accounted for both the Crownpeak Acquisition and the GroupBy Acquisition using the acquisition method of accounting under ASC 805. The acquisition method of accounting requires that the purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill.

The Company's preliminary estimates of fair values of the net assets acquired are based on the information that was available at the dates of the Crownpeak Acquisition and the GroupBy Acquisition, and the Company is continuing to evaluate the underlying inputs and assumptions used in its valuations. Accordingly, these preliminary estimates are subject to change during the measurement period, which is up to one year from the date of the acquisition. A decrease in the fair value of assets acquired or an increase in the fair value of liabilities assumed in the acquisition from those valuations would result in a corresponding increase in the amount of goodwill from the acquisition. The acquisition-related transaction costs incurred by the Company were accounted for as expenses in the periods in which the costs were incurred and the services were received.

Unaudited Pro Forma financial information

The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2024 and the Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2025 give effect to the Crownpeak Acquisition and the GroupBy Acquisition as if both acquisitions had been completed on January 1, 2024.

The Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2025 gives effect to the Crownpeak Acquisition as if it had been completed on June 30, 2025. The assets and liabilities of GroupBy are included in the Company's Unaudited Condensed Interim Combined Consolidated Balance Sheet as of June 30, 2025.

The unaudited pro forma condensed combined financial information reflects transaction related adjustments management believes are necessary to present fairly Rezolve’s pro forma results of operations and financial position following the closing of the Crownpeak Acquisition and the GroupBy Acquisition and related transactions as of and for the periods indicated above. The related transaction accounting adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report Rezolve’s financial condition and results of operations as if the Crownpeak Acquisition and the GroupBy Acquisition were completed on the date mentioned above. Therefore, the unaudited pro forma condensed combined financial information and related notes are presented for illustrative purposes only. If the Crownpeak Acquisition and the GroupBy Acquisition and other transactions contemplated herein had occurred in the past, Rezolve's operating results might have been materially different from those presented in this unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information should not be relied upon as an indication of operating results that Rezolve would have achieved if the Crownpeak Acquisition and the GroupBy Acquisition had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the unaudited pro forma condensed combined

REZOLVE AI LIMITED AND SUBSIDIARIES NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

financial statement of operations and should not be relied upon as an indication of the future results Rezolve will have after the contemplation of the Crownpeak Acquisition and the GroupBy Acquisition. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Crownpeak Acquisition and the GroupBy Acquisition.

The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. The unaudited pro forma condensed combined financial information should be read in conjunction with the separate financial statements and notes thereto of each of Crownpeak, GroupBy and Rezolve as listed in the Introduction, above.

As the difference between Crownpeak’s fiscal year end and Rezolve’s fiscal year end is less than one quarter, the historical consolidated statement of operations of Crownpeak as of, and for the year ended, January 31, 2025, is being combined with the historical combined consolidated statement of operations of Rezolve as of, and for the year ended, December 31, 2024.

Similarly, the historical condensed consolidated financial statements Crownpeak Intermediate Holdings, Inc. and subsidiaries as of, and for the six months ended July 31, 2025 is being combined with the historical condensed combined consolidated financial statements of Rezolve as of, and for the six months ended June 30, 2025.

The audited combined consolidated financial statements of GroupBy Group of Companies as of and for the years ended December 31, 2024 and 2023 and the unaudited condensed interim combined consolidated financial statements for GroupBy as of and for six months ended June 30, 2025 and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations adopted by the International Accounting Standards Board (“IASB”). See Notes 3 and 5 for more information on adjustments resulting from material differences between IFRS and US GAAP.

At this time, Rezolve is not aware of any material differences in accounting policies and financial statement classifications that would have a material impact on the pro forma financial information with the exception of the transaction accounting adjustments discussed in Notes 3, 4 and 5.

Note 2—Purchase Price and Preliminary Fair Value Estimate of Assets to be Acquired and Liabilities to be Assumed for the Crownpeak acquisition

The table below represents an initial allocation of the preliminary consideration to Crownpeak’s tangible and intangible assets to be acquired and liabilities to be assumed based on the preliminary estimate of their respective fair values derived using a benchmarking approach. Upon the completion of the acquisition date valuation procedures, the estimated fair value of the assets and liabilities will be updated, including the estimated fair value and useful lives of the identifiable intangible assets and allocation of the excess purchase price to goodwill. The calculation of goodwill and other identified assets and liabilities could be materially impacted by changing fair value measurements.

REZOLVE AI LIMITED AND SUBSIDIARIES NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Consideration
11,127,780 ordinary shares of Rezolve	$40,000,000
First Loan Note	20,000,000
Second Loan Note	30,000,000
Fair value of total consideration transferred	$90,000,000
Recognized amounts of identifiable assets acquired and liabilities assumed:
Current assets (1)	13,023,806
Property, plant and equipment	1,246,940
Trade names and Trademarks	3,820,143
Developed Technology	36,473,203
Customer Relationships	50,819,554
Other non-current assets (2)	5,243,258
Debt under the Amended and Restated Credit Agreement	(151,921,625)
Deferred tax liabilities	(13,707,369)
Other liabilities (3)	(40,817,453)
Total identifiable net assets	$(95,819,543)
Goodwill	185,819,543
Total estimated preliminary purchase price allocation	$90,000,000

(1) Include accounts receivable, deferred commissions and prepaid expenses and other current assets

(2) Include right-of-use assets, deferred commissions and other non-current assets

(3) Include accounts payable, deferred revenue, accrued expenses, deferred tax liabilities and other liabilities

Note 3— Transaction Accounting Adjustments to the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024

In addition to the pro forma adjustments listed below, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 also include adjustments to reclassify Crownpeak’s and GroupBy’s historical presentation of certain line items to the presentation of those line items by Rezolve.

(A)
An adjustment to lease expense for the difference between IFRS and US GAAP. There is only a single accounting model for leases under IFRS, i.e., all leases are effectively equivalent to finance leases under ASC 842, therefore lease classification is unnecessary under IFRS. The leases of GroupBy were classified as operating leases under ASC 842 which resulted in the recognition of a straight-line rent expense in the income statement under ASC 842 rather than the recognition of an amortization expense and interest expense under IFRS 16, for the year ended December 31, 2024.
(B)
Adjustment to add incremental amortization expense for GroupBy of based on the fair values assigned in the preliminary purchase price allocation to (i) technology intellectual property and (ii) customer contract and related relationships.
(C)
Adjustment to remove GroupBy’s historical interest expense for the year ended December 31, 2024, as a result of the settlement of $12 million of outstanding debt due to Western Alliance Bank.
(D)
In connection with the closing of the GroupBy Acquisition, the Company entered into a subscription letter with Western Alliance Bank (“WAB”) pursuant to which the Company agreed to issue to WAB a number of its Ordinary Shares which is equal to $12,300,000 ($12,000,000 debt and $300,000 forbearance fees) in order to settle debt owed by Groupby to WAB. In consideration for the allotment of these Ordinary Shares, WAB irrevocably and unconditionally released and discharged the Company from the obligations owed by the Company to WAB. This proforma adjustment assumes that this settlement occurred during fiscal year 2024 rather than in June 2025 when the actual settlement occurred.

The Company issued 5,857,143 Ordinary shares to WAB to settle the debt. The debt was settled in June 2025 upon issuance of 5,857,143 Ordinary shares at $2.10 per share, and a loss on extinguishment of $4,392,858 was recognized in the Company's Combined Consolidated Statement of Operations.

In accordance with the terms of the subscription letter, WAB is to return any money received in excess of $12,300,000 from the subsequent sale of the 5,857,143 Ordinary shares. The receivable (financial asset) due from WAB involve returns that may vary in amount, such that the ultimate payout will depend on the price per Ordinary Share on the day that WAB sells all or part of the 5,857,143 Ordinary Shares. The Company elected to recognize this hybrid financial instrument at

REZOLVE AI LIMITED AND SUBSIDIARIES NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

fair value with changes in fair value recognized currently in earnings, therefore no bifurcation of any embedded derivatives were required. As of June 30, 2025, the Company's market price per Ordinary share was $3.08, which resulted in a financial asset carried at fair value of $5,710,714 and a gain on revaluation of financial asset of $5,710,714 recognized in the Company's Combined Consolidated combined Statement of Operations.
(E)
An adjustment to recognize the transactions costs directly associated with the acquisition of GroupBy including, but not limited to advisory fees and legal fees.
(F)
Reflects an adjustment for the cancellation all warrant liabilities to which GroupBy is a party as one of the conditions for the closing of the GroupBy acquisition.
(G)
Reflects an adjustment for the cancellation all equity classified warrants to which GroupBy is a party as one of the conditions for the closing of the GroupBy acquisition.
(H)
Adjustment to add incremental amortization and depreciation expense for Crownpeak of based on the fair values assigned in the preliminary purchase price allocation to (i) trade names and trademarks, (ii) developed technology, (ii) customer relationships and (iv) property, plant and equipment . See Note 2 for more information.
(I)
Adjustment to remove Crownpeak's historical interest expense of $6.8 million for the year ended January 31, 2025, as a result of amendments to the credit agreement. In connection with the Crownpeak Acquisition, on December 1, 2025, Crownpeak entered into an amended and restated credit agreement (the “A&R Credit Agreement”) with the lenders party thereto and Monroe Capital Management Advisors, LLC, as administrative and collateral agent, which amended and restated in its entirety the original credit agreement, dated as of February 28, 2019. Under the A&R Credit Agreement, Crownpeak's prior credit agreement was amended and restated in full as of December 1, 2025 (the “Restatement Date”). In connection with the Crownpeak Acquisition, (i) $50,000,000 of the outstanding term loans and $7,500,000.00 of revolving loans were repaid in full including accrued interest and fees, (ii) all revolving commitments were terminated, and (iii) accrued exit and amendment fees were paid. After giving effect to these transactions, the remaining outstanding term loans under the prior facility continued as term loans under the A&R Credit Agreement (the “Term Loans”) with an outstanding principal amount of the Term Loans of $103,679,099.79.
(J)
Adjustment to add interest expense of $5 million for interest payable on the First Loan Note (10% fixed rate per year loan note due 1 April 2027) and the Second Loan Note (10% fixed rate per year secured loan note due 31 December 2027), both issued as consideration in connection with the Crownpeak acquisition. See Note 2 for more information.
(K)
Transaction fees incurred in connection with the Amended and Restatement Credit Agreement with the lenders party thereto and Monroe Capital Management Advisors, LLC, as administrative and collateral agent. See pro forma adjustment (J) for more information.
(L)
An adjustment to recognize the transactions costs directly associated with the Crownpeak acquisition including, but not limited to advisory fees and legal fees.
(M)
An adjustment to recognize estimated deferred tax liabilities for Crownpeak resulting from differences in the book and tax basis of intangible assets remeasured to fair value as a result of business combination accounting under ASC 805.
(N)
Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with GroupBy Acquisition and the Crownpeak Acquisition, assuming the shares were outstanding since January 1, 2024. As the GroupBy Acquisition and the Crownpeak Acquisition are both being reflected in the unaudited pro forma condensed combined statement of operations as if it had occurred on January 1, 2024, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the GroupBy and Crownpeak acquisitions have been outstanding for the entire period presented.
(O)
Compensation and benefits expense have been categorized to general and administrative expenses and marketing expenses to conform Crownpeak's historical presentation of certain line items to the presentation of those line items by Rezolve.

Note 4— Transaction Accounting Adjustments to the unaudited pro forma condensed combined balance sheet as of June 30, 2025

In addition to the pro forma adjustments listed below, the unaudited pro forma condensed combined balance sheet as of June 30, 2025 presented also include adjustments to reclassify Crownpeak’s historical presentation of certain line items to the presentation of those line items by Rezolve.

REZOLVE AI LIMITED AND SUBSIDIARIES NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(P)
To reflect the following: (1) Removal of Crownpeak's historical intangible assets and property, plant and equipment of and (2) Preliminary fair value and other related adjustments to (i) trade names and trademarks, (ii) developed technology, (ii) customer relationships (iv) property, plant and equipment and (v) other assets acquired and liabilities assumed. See Note 2 for more information.
(Q)
To reflect the following: (1) Removal of Crownpeak's historical goodwill of and (2) Goodwill representing the estimated excess of the preliminary consideration over the preliminary fair value of the assets to be acquired and liabilities to be assumed. Goodwill is not expected to be deductible for U.S. federal income tax purposes. See Note 2 for more information.
(R)
To reflect the payment of $50 million of the outstanding term loan and $0.6 million of exit and amendment fees and the recognition of $1.8 million of exit and amendment fees incurred (not yet paid) in connection with the transaction described below:
In connection with the Crownpeak Acquisition, on December 1, 2025, Crownpeak entered into an amended and restated credit agreement (the “A&R Credit Agreement”) with the lenders party thereto and Monroe Capital Management Advisors, LLC, as administrative and collateral agent, which amended and restated in its entirety the original credit agreement, dated as of February 28, 2019. Under the A&R Credit Agreement, Crownpeak's prior credit agreement was amended and restated in full as of December 1, 2025 (the “Restatement Date”). In connection with the Crownpeak Acquisition, (i) $50,000,000 of the outstanding term loans and $7,500,000.00 of revolving loans were repaid in full including accrued interest and fees, (ii) all revolving commitments were terminated, and (iii) $0.6 million of accrued exit and amendment fees were paid. After giving effect to these transactions, the remaining outstanding term loans under the prior facility, all paid-in-kind interest thereon and the accrued exit fees continued as term loans under the A&R Credit Agreement (the “Term Loans”) with an outstanding principal amount of the Term Loans of $103,679,099.79. The maturity date for all outstanding term loans plus accrued interest is December 31, 2026.
(S)
To reflect the payment of $7.5 million of revolving loans in connection with the transaction described in pro forma adjustment (T) above.
(T)
To reflect the following loan notes plus accrued interest for the six months: The consideration under the Crownpeak Purchase Agreement include the following loan notes to be issued by the Company to the Crownpeak Seller: (i) a promissory note in the initial principal amount of $50,000,000, made up of a $20,000,000 tranche (the “First Loan Note” which is a 10% fixed rate loan note due 1 April 2027) and a $30,000,000 tranche (the “Second Loan Note” which is a 10% fixed rate secured loan note due 31 December 2027, and together with the First Loan Note, the “Loan Notes”).
(U)
An adjustment to recognize deferred tax liabilities for Crownpeak resulting from (1) goodwill identified in the purchase price allocation that is not deductible for tax purposes and (2) differences in the book and tax basis of intangible assets remeasured to fair value as a result of business combination accounting under ASC 805.
(V)
Reflects the issuance of ordinary shares as consideration for the acquisition of Crownpeak: the Company issued 11,127,780 of its ordinary shares to the Crownpeak Sellers. The pro forma adjustment assumes a price of $3.0488 per share.
(W)
Reflects the elimination of Crownpeak's historical equity as a result of acquisition accounting and other consolidation adjustments

Note 5— Transaction Accounting Adjustments to the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025

In addition to the pro forma adjustments listed below, the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2025 also include adjustments to reclassify Crownpeak’s and GroupBy's historical presentation of certain line items to the presentation of those line items by Rezolve.

(X)
Adjustment to add incremental amortization expense for GroupBy of based on the fair values assigned in the preliminary purchase price allocation to (i) technology intellectual property and (ii) customer contract and related relationships.
(Y)
Adjustment to remove GroupBy's historical interest expense for the period January 1, 2025 to March 25, 2025, as a result of the settlement of $12,300,000 of outstanding debt due to Western Alliance Bank (“WAB”). In connection with the closing of the GroupBy acquisition, the Company entered into a subscription letter with WAB pursuant to which the Company agreed to issue to WAB a number of its Ordinary Shares which is equal to $12,300,000. In consideration for the

REZOLVE AI LIMITED AND SUBSIDIARIES NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

allotment of these Ordinary Shares, WAB irrevocably and unconditionally released and discharged the Company from the obligations owed by the Company to WAB.
(Z)
Reflects an adjustment for the cancellation of all warrants, on acquisition date, to which GroupBy was a party which was one of the conditions for the closing of the GroupBy acquisition. The cancellation of all warrants are reflected in the pro forma condensed combined statement of operations for the year ended December 31, 2024. See pro forma adjustments (D), (F) and (G) above.
(AA)
Adjustment to add incremental amortization and depreciation expense for Crownpeak of based on the fair values assigned in the preliminary purchase price allocation to (i) trade names and trademarks, (ii) developed technology, (ii) customer relationships and (iv) property, plant and equipment . See Note 2 for more information.
(BB)
Adjustment to remove Crownpeak's historical interest expense of $3.6 million for the six months ended July 31, 2025, as a result of amendments to the credit agreement: In connection with the Crownpeak Acquisition, on December 1, 2025, Crownpeak entered into an amended and restated credit agreement (the “A&R Credit Agreement”) with the lenders party thereto and Monroe Capital Management Advisors, LLC, as administrative and collateral agent, which amended and restated in its entirety the original credit agreement, dated as of February 28, 2019. Under the A&R Credit Agreement, Crownpeak's prior credit agreement was amended and restated in full as of December 1, 2025 (the “Restatement Date”). In connection with the Crownpeak Acquisition, (i) $50,000,000 of the outstanding term loans and $7,500,000.00 of revolving loans were repaid in full including accrued interest and fees, (ii) all revolving commitments were terminated, and (iii) accrued exit and amendment fees were paid. After giving effect to these transactions, the remaining outstanding term loans under the prior facility continued as term loans under the A&R Credit Agreement (the “Term Loans”) with an outstanding principal amount of the Term Loans of $103,679,099.79.
(CC)
Adjustment to add interest expense of $2.5 million for interest payable on the First Loan Note (10% fixed rate per year loan note due 1 April 2027) and the Second Loan Note (10% fixed rate per year secured loan note due 31 December 2027). See pro forma adjustment (V) above.
(DD)
Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with GroupBy Acquisition and the Crownpeak Acquisition, assuming the shares were outstanding since January 1, 2024. As the GroupBy Acquisition and the Crownpeak Acquisition are both being reflected in the unaudited pro forma condensed combined statement of operations as if it had occurred on January 1, 2024, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the GroupBy and Crownpeak acquisitions have been outstanding for the entire period presented.